THE SECURITIES SET FORTH HEREIN ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933. THE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Subscription Agreement

PREFERRED UNITS

IN

SLINGSHOT USA, LLC

The undersigned (the "**Investor**") represents and understands that Slingshot USA, LLC, a Delaware limited liability company, (the "**Issuer**"), is offering up to 5,000,000 shares of its Preferred Units (the "**Securities**"), for $1.00 per unit (the "**Purchase Price**") in a Regulation CF offering (the "**Offering**") subject to Issuer's Form C SEC filing (the "**Form C**") and the Issuer's operating agreement, dated as of November 8, 2021, (the "**Operating Agreement**") (collectively, the Operating Agreement together with Form C, are the "**Offering Documents**"), each as may be amended. The Investor further understands that the Offering is being made without registration of the Securities under the Securities Act of 1933, as amended (the "**Securities Act**"), or any securities law of any state of the United States or of any other jurisdiction. The Offering has a minimum amount raised target of $1,000,000 (the "**Target Offering Amount**") and a maximum offering target of $5,000,000 (the "**Maximum Offering Amount**"). The offering has a deadline to raise the Target Offering Amount as of December 21, 2021, (the "**Offering Deadline**"). Once the Offering reaches the Target Offering Amount, the Issuer may elect to hold an initial Closing, as indicated below in Section 3 and continue to raise funds up to the Maximum Offering Amount.

This Subscription Agreement (this "**Subscription Agreement**") relates to Investor's agreement to purchase Securities in the amount set forth on the Signature Page hereto, to be issued by the Issuer, subject to the terms, conditions, acknowledgements, representations and warranties stated herein and in the Offering Documents for the sale of the Securities, as the same may be supplemented or amended. Capitalized terms used but not defined herein shall have the meanings given to them in the Offering Documents.

Investor understands that if Investor wishes to purchase Securities, Investor must complete this Subscription Agreement and submit the applicable Subscription Price in accordance with the instructions set forth in the Offering Documents and on the Portal's page for this Offering. Investor understands that the purchase price per unit of Securities is $1.00.

In order to induce the Company to accept this Subscription Agreement for Securities and as further consideration for such acceptance, Investor hereby makes, adopts, confirms and agrees to all of the following covenants, acknowledgements, representations and warranties with the full knowledge that the Company and its affiliates will expressly rely thereon in making a decision to accept or reject this Subscription Agreement.

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Offering Documents, the Investor hereby irrevocably subscribes for the Securities set forth on the signature page hereto in the aggregate purchase amount or price there indicated (the "**Total Purchase Price**"), which is payable as described in Section 4 hereof. The Investor acknowledges that the Securities will be subject to restrictions on transfer as set forth in this Subscription Agreement

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Issuer shall have the sole right, in its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Issuer only when Investor has received a confirmation of closed investment notice from the crowdfunding portal (the "**Portal**"). Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities shall take place at 11:59 PM Pacific Time on the Offering Deadline or at such earlier time as set by Issuer (the "**Closing**"), subject to the following conditions:

     (a) The Offering may not close if the cumulative subscriptions in the Offering have not reached the Target Offering Amount.

     (b) The Offering may not close until the Offering has been open to the public for at least twenty-one (21) days after opening.

     (c) The Offering may not close for any individual subscriber until such subscriber's identity is verified and approved with the escrow agent (the "**Escrow Agent**"), and their funds have cleared the escrow account (the "**Escrow Account**").

     (d) If the Issuer sets a Closing earlier than the Offering Deadline, the Issuer shall send a notice five days prior to the Closing to all investors who have committed to invest in the Offering through a subscription agreement granting them an opportunity to cancel their commitment up to forty-eight (48) hours prior to the Closing. This notice will also identify if the Issuer will continue to accept commitments up to the Closing.

(e) The Offering may close in batches after the Offering Deadline as requirements are met for any such batch of subscribers.

4. Payment for Securities. The Investor shall pay to the Issuer the Total Purchase Price at the time of entering into this Subscription Agreement. Investor may pay the Total Purchase Price by ACH, credit card, or wire transfer. Payment shall be submitted to the Escrow Agent and held by the Escrow Agent until such time that it is either refunded to the Investor or distributed to the Issuer. If payment is never received by the Escrow Agent, Investor's subscription will be canceled.

5. Termination. The Issuer and Investor may terminate this Subscription Agreement as follows:

(a) The Investor may terminate this Subscription Agreement for any reason, but only up to forty-eight (48) hours before the Closing, or if the Investor enters into this Subscription Agreement during the last forty-eight (48) hours of the Offering, the Investor may not terminate this Subscription Agreement.

(b) The Issuer may terminate this Subscription Agreement at any time and for any reason up until the time that Investor's subscription is accepted.

6. Representations and Warranties of the Issuer. As of the Closing, the Issuer represents and warrants that:

(a) The Issuer is duly formed and validly existing under the laws of the state of California, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Issuer of its business as it is currently being conducted.

(b) This Subscription Agreement, when executed and delivered by the Issuer, shall constitute the valid and legally binding obligations of the Issuer, enforceable against the Issuer in accordance with their respective terms except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c) The Securities, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Subscription Agreement and the Offering Documents, will be validly issued, fully paid and non-assessable.

7. Representations and Warranties of the Investor. The Investor hereby represents and warrants to and covenants with the Issuer that:

(a) The Investor has the capacity to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the Investor hereunder, and such purchase will not contravene any law, rule or regulation binding on the Investor or any investment guideline or restriction applicable to the Investor.

(b) The Investor is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

(c) The Investor is a citizen of the United States of America.

(d) The Investor is at least eighteen (18) years of age.

(e) The Investor will comply with all applicable laws and regulations in effect in any jurisdiction in which the Investor purchases or sells the Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the Investor is subject or in which the Investor makes such purchases or sales, and the Issuer shall have no responsibility therefor.

(f) The Investor has received a copy of the Offering Documents. The Investor has not been furnished any offering literature other than the Offering Documents and has relied only on the information contained therein.

(g) The Investor understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Offering Documents. The Investor represents that it is able to bear any loss associated with an investment in the Securities.

(h) The Investor confirms that it is not relying on any communication (written or oral) of the Issuer or any of its affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Offering Documents or otherwise by the Issuer or any of its affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Issuer nor any of its affiliates is acting or has acted as an advisor to the Investor in deciding to invest in the Securities.

(i) The Investor is familiar with the business and financial condition and operations of the Issuer, all as generally described in the Offering Documents. The Investor has had access to such information concerning the Issuer and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

(j) The Investor understands that each of the Investor's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the Investor.

(k) The Investor acknowledges that the Issuer has the right in its sole and absolute discretion to abandon Offering at any time prior to the completion of the offering. This Subscription Agreement shall thereafter have no force or effect and the Issuer shall return the previously paid Total Purchase Price of the Securities, without interest thereon, to the Investor.

(l) The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

(m) The Investor represents that it is not relying on (and will not at any time rely on) any communication (written or oral) of the Issuer, as investment advice or as a recommendation to purchase the Securities, it being understood that information and explanations related to the terms and conditions of the Securities and the other transaction documents that are described in the Offering Documents shall not be considered investment advice or a recommendation to purchase the Securities.

(n) The Investor confirms that the Issuer has not (A) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (B) made any representation to the Investor regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the Investor is not relying on the advice or recommendations of the Issuer and the Investor has made its own independent decision that the investment in the Securities is suitable and appropriate for the Investor.

(o) The Investor has such knowledge, skill and experience in business, financial and investment matters that the Investor is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the Investor's own professional advisors, to the extent that the Investor has deemed appropriate, the Investor has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The Investor has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the Investor is able to bear the risks associated with an investment in the Securities.

(p) The Investor is aware of its investment limitations based on Investor's annual net income, net worth and previous investments through other regulation crowdfunding offerings and is compliant with such limitations based on the Total Purchase Price.

(q) The Investor is acquiring the Securities solely for the Investor's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The Investor understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the Investor and of the other representations made by the Investor in this Subscription Agreement. The Investor understands that the Issuer is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(r) The Investor understands that the Securities are "restricted securities" under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the Investor may dispose of the Securities only pursuant to an effective registration statement under the Securities Act or an exemption therefrom, and the Investor understands that the Issuer has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the

Securities Act (including Rule 144 thereunder). Accordingly, the Investor understands that under the Commission's rules, the Investor may dispose of the Securities principally only in "private placements" which are exempt from registration under the Securities Act, in which event the transferee will acquire "restricted securities" subject to the same limitations as in the hands of the Investor. Consequently, the Investor understands that the Investor must bear the economic risks of the investment in the Securities for an indefinite period of time.

(s) The Investor understands that the Securities may not be transferred by the Investor for a period of one year unless any such transfer is made pursuant to the exemptions found in the regulation crowdfunding statutes and rules.

(t) The Investor agrees: (A) that the Investor will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to a registration of the Securities under the Securities Act and all applicable State Securities Laws, or in a transaction which is exempt from the registration provisions of the Securities Act and all applicable State Securities Laws; and (B) that the Issuer and its affiliates shall not be required to give effect to any purported transfer of such Securities except upon compliance with the foregoing restrictions and any restrictions set forth in the Offering Documents.

8. Conditions to Obligations of the Investor and the Issuer. The obligations of the Investor to purchase and pay for the Securities specified on the signature page and of the Issuer to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Issuer contained in Section 6 hereof and of the Investor contained in Section 7 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

9. Obligations Irrevocable. The obligations of the Investor shall be irrevocable except as allowed under the laws of Regulation Crowdfunding.

10. Waiver, Amendment. Once this Subscription Agreement has been accepted by both parties, neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Issuer or the Investor without the prior written consent of the other party.

12. Waiver of Jury Trial. THE INVESTOR IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Securities by the Investor ("**Proceedings**"), the Investor

irrevocably submits to the jurisdiction of the federal or state chancery courts located in the County of Salt Lake, Salt Lake City, Utah, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

14. <u>Governing Law.</u> This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware.

15. <u>Section and Other Headings.</u> The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. <u>Counterparts.</u> This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. <u>Notices.</u> All notices and other communications provided for herein shall be by email and shall be deemed to have been duly given on the day on which the receiver received such email if sent prior to 5:00 PM in the receiver's time and on the following business day if sent after 5:00 PM.

18. <u>Binding Effect.</u> The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. <u>Survival.</u> All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Issuer and the Closing, (ii) changes in the transactions, documents and instruments described in the Offering Documents which are not material or which are to the benefit of the Investor and (iii) the death or disability of the Investor.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Investor has executed this Subscription Agreement on:

_____   _____, _____
Month   Day   Year

INVESTOR:

By: _____
          Signature

Name: _____
          Print

State or Territory, and Country of Domicile: _____

Aggregate Subscription Amount: US$_____

The offer to purchase Securities as set forth above is confirmed and accepted by the Issuer as to _____ preferred units.

Date: _____

By:_____

Name:_____